Exhibit 23.2

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Advanced Cannabis Solutions, Inc. on Amendment No. 4 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated April 15, 2014, except for the effects on the consolidated financial statements of the restatement described in Note 12 of the consolidated financial statements as to which the date is August 19, 2014, on the balance sheet of Advanced Cannabis Solutions, Inc. as of December 31, 2013 and the related statement of operations, changes in stockholders’ equity and cash flow for the period from June 5, 2013 (Inception) to December 31, 2013.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Arvada, Colorado October 31, 2014	Cutler & Co. LLC